CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of the Berkshire Advisors Select Equity Portfolio, a series of shares of beneficial interest of the Penn Street Fund, Inc., of our report dated November 30, 2006 on the financial statements and financial highlights included in the October 31, 2006 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the headings "Financial Highlights” in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information.

BRIGGS, BUNTING & DOUGHERTY, LLP

Philadelphia, Pennsylvania
April 9, 2007